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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                             --------------------

                               SCHEDULE 14D-9/A
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                             --------------------

                               (AMENDMENT NO. 1)

                           ARVIDA/JMB PARTNERS, L.P.
                           (NAME OF SUBJECT COMPANY)

                           ARVIDA/JMB PARTNERS, L.P.
                       (NAME OF PERSON FILING STATEMENT)

                         LIMITED PARTNERSHIP INTERESTS
                        AND ASSIGNEE INTERESTS THEREIN
                        (TITLE OF CLASS OF SECURITIES)

                                     NONE
                   (CUSIP NUMBERS OF CLASSES OF SECURITIES)

                             --------------------

                                 GARY NICKELE
                           ARVIDA/JMB MANAGERS, INC.
                           900 NORTH MICHIGAN AVENUE
                           CHICAGO, ILLINOIS  60611
                                (312) 440-4800

(NAME, ADDRESS, AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE AND
          COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                   COPY TO:
                             MICHAEL H. KERR, P.C.
                               KIRKLAND & ELLIS
                            200 EAST RANDOLPH DRIVE
                           CHICAGO, ILLINOIS  60601
                                (312) 861-2094

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  This Amendment No.1 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 (the "Statement") filed by Arvida/JMB Partners, L.P. (the "Partnership") on October 28, 1996. Unless otherwise indicated, capitalized terms used herein have the same meanings as set forth in the originally filed Statement.


ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

  Item 8 of the Statement is amended to add the following:

  Litigation

  On November 7, 1996, the Delaware Chancery Court issued its order with respect to the action captioned Vanderbilt Income and Growth Associates, L.L.C., et al.
v. Arvida/JMB Managers, Inc., et al. (C.A. No. 15238). In its order, the Chancery Court granted the Partnership's motion to dismiss because the plaintiffs are not limited partners of the Partnership, are not entitled to vote the Interests acquired by them and therefore lack standing to assert the claims contained in the complaint. In addition, the Court denied the plaintiffs' motion for reargument of the Partnership's motion to dismiss, but granted an injunction of the closing of the Starwood Financing pending appeal to the Delaware Supreme Court, subject to the understanding plaintiffs would request an appeal on an expedited basis. The order requires that plaintiffs post a bond in the amount of $10,000, subject to revision if the injunction is in effect beyond Noon on December 13, 1996. On November 7, 1996, plaintiffs filed an appeal to the Delaware Supreme Court. The Delaware Supreme Court has scheduled oral arguments on the plaintiffs' appeal for December 5, 1996.

  With respect to the Carlstrom Complaint, Managers, on behalf of itself and various of the director defendants, has filed a motion to dismiss the Carlstrom Complaint that is scheduled to be heard on November 19, 1996. If the motion to dismiss is not granted, the Court is scheduled to hold a hearing on December 12, 1996 on a motion for preliminary injunction to stop the Starwood Financing. The Court has entered an order that contemplates that if the motion to dismiss is not granted the Starwood Financing will not close prior to December 14, 1996.


ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

  Item 9 of the Statement is amended to add the following Exhibits:

(c)(6) Letter, dated November 14, 1996, from the Partnership to Interestholders.

(c)(7) Withdrawal Forms.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        ARVIDA/JMB PARTNERS, L.P.


                                        By:  Arvida/JMB Managers, Inc.,
                                             -----------------------------------
                                             General Partner of the Partnership


                                        By:  /s/ Judd D. Malkin
                                             -----------------------------------
                                             Name:  Judd D. Malkin
                                             Title:  Chairman

Dated:  November 14, 1996

                                       3

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                                 EXHIBIT INDEX
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

EXHIBIT                                                                     PAGE
NUMBER                              DESCRIPTION                              NO.
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
(c)(6)     Letter, dated November 14, 1996, from the Partnership to
           Interestholders.

(c)(7)     Withdrawal Forms.

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                                       4

                           ARVIDA/JMB PARTNERS, L.P.
                           900 NORTH MICHIGAN AVENUE
                            CHICAGO, ILLINOIS 60611
                                 312-440-4800

                                                               November 14, 1996
Dear Interestholders:

     As you know, Raleigh Capital Associates, L.P. and its affiliates, Carl Icahn and Leon Black, commenced a tender offer to acquire up to an additional 24.8% of the outstanding Interests at a purchase price of $500 per Interest. In addition, Raleigh initiated litigation against the Partnership in Delaware to stop the Starwood Financing described below and has stated that it intends to vote the Interests it has purchased to remove the current General Partner of the Partnership and replace it with an affiliate of Raleigh.

     The Special Committee of the Partnership's General Partner has determined that RALEIGH'S OFFER IS INADEQUATE AND NOT IN THE BEST INTEREST OF INTERESTHOLDERS who have the expectation of retaining their Interests through an anticipated orderly liquidation of the Partnership's assets by October 31, 2002, and who have no current or anticipated need or desire for liquidity beyond the nontaxable distribution of $350 per Interest expected from the proposed $160 million refinancing of the Partnership by Starwood/Florida Funding, L.L.C. (the "Starwood Financing"). The Starwood Financing will permit the Partnership to make the $350 nontaxable distribution while allowing Interestholders to retain their respective interests in the remaining equity of the Partnership. Accordingly, THE SPECIAL COMMITTEE RECOMMENDS THAT SUCH INTERESTHOLDERS REJECT RALEIGH'S OFFER AND NOT TENDER THEIR INTERESTS.

     Since there is no established market for the Interests, once the Raleigh Offer has expired, the price for Interests through privately negotiated sales and sales through intermediaries may be substantially less than the purchase price Raleigh is offering.

     The Special Committee recommends that you consider the following in connection with Raleigh's Offer:

     . On November 7, 1996, the Delaware Chancery Court dismissed Raleigh's Delaware lawsuit. THE DELAWARE COURT RULED THAT RALEIGH IS NOT A LIMITED PARTNER OF THE PARTNERSHIP AND MAY NOT VOTE THE INTERESTS IT HAS PURCHASED, although it enjoined the Starwood Financing pending Raleigh's appeal to the Delaware Supreme Court. The Delaware Supreme Court has scheduled oral arguments on that appeal for December 5, 1996. In addition, in connection with a similar lawsuit brought in Cook County, Illinois, if the Partnership's motion to dismiss is not granted after a November 19th hearing, the Starwood Financing will not close prior to December 14, 1996.

     . The General Partner calculates that Interestholders who retain their investment in the Partnership would receive TOTAL DISTRIBUTIONS FROM OCTOBER 1996 THROUGH OCTOBER 2002 IN EXCESS OF $1,000 PER INTEREST (including the $350 per Interest distribution pursuant to the Starwood Financing), based upon the estimate of the gross cash distributions to be received through an orderly liquidation of the Partnership.

     . Raleigh's tender offer materials state that "in establishing the Purchase Price, [Raleigh] was motivated to set the lowest price for the [Interests] which might be acceptable to [Interestholders] consistent with [Raleigh's] objectives." The General Partner calculates that RALEIGH'S RETURN FROM ITS PURCHASE OF INTERESTS PURSUANT TO ITS OFFER WOULD BE IN EXCESS OF 29% COMPOUNDED ANNUALLY based upon projected budgets of the Partnership.

     . From January 1, 1991 through June 30, 1996, the Interestholders have received aggregate distributions of approximately $34,600,000 from the Partnership, while the General Partner and its affiliates have received aggregate fees and distributions of approximately $3,900,000. Any other amounts received by the General Partner or its affiliates during that period were reimbursement for the expenses incurred in conducting the Partnership's business.

     The Partnership has been advised that Raleigh's agent, the Herman Group, has been engaging in high pressure sales calls trying to push Interestholders into selling out to Raleigh. Despite what Raleigh's agents are saying and implying, assuming that the Delaware Chancery Court's decision is upheld, Raleigh will not control the Partnership or be able to vote the Interests it owns.

     Raleigh's Offer is subject to a number of conditions and there is a serious question whether Raleigh intends to purchase the Interests tendered if the Delaware Court's ruling is not overturned. In any case, Raleigh cannot, until November 21, 1996, purchase and pay for any Interests tendered prior to such time. IF YOU HAVE TENDERED YOUR INTERESTS TO RALEIGH, YOU MAY WISH TO WITHDRAW YOUR INTERESTS BY COMPLYING WITH THE REQUIREMENTS OF SECTION 4 OF THE RALEIGH OFFER TO PURCHASE. To help you withdraw your Interests from Raleigh, the General Partner has enclosed a withdrawal form for you to complete and deliver to Raleigh. YOU MAY WITHDRAW INTERESTS TENDERED TO RALEIGH AT ANY TIME PRIOR TO 12:00 MIDNIGHT ON NOVEMBER 21, 1996, OR, IF THE RALEIGH OFFER IS EXTENDED AGAIN, BEFORE THE NEW EXPIRATION DATE OF THE RALEIGH OFFER.

     If you wish to retain your Interests and have not already tendered them pursuant to the Raleigh Offer, you need not take any action. You should consult with your personal tax advisor and financial consultant prior to accepting any offer and tendering your interests.

     As discussed in more detail in the Partnership's Schedule 14D-9 filed with the Securities and Exchange Commission, the Special Committee of the General Partner gave careful consideration to a number of business, financial and other factors in arriving at its recommendation. The opinion letters of Lehman Brothers, Inc. dated September 9, 1996, and October 22, 1996, are enclosed with the Schedule 14D-9 which was previously sent to you. INTERESTHOLDERS ARE URGED TO READ CAREFULLY THE SCHEDULE 14D-9.

     INTERESTHOLDERS WHO DESIRE ASSISTANCE IN WITHDRAWING INTERESTS TENDERED PURSUANT TO THE RALEIGH OFFER MAY CALL D.F. KING & CO., INC. AT 1-800-290-6428.

     On behalf of the Special Committee.

                                 Very truly yours,
                                 ARVIDA/JMB PARTNERS, L.P.


                                 By:  Arvida/JMB Managers, Inc.
                                      General Partner


                                 By:

                                      Judd D. Malkin
                                      Chairman

                              NOTICE OF WITHDRAWAL
                                       OF
                           PREVIOUSLY TENDERED UNITS
                                       OF
                            ARVIDA/JMB PARTNERS L.P.

                          TO:  THE HERMAN GROUP, INC.

                           By Hand/Overnight Delivery
                             THE HERMAN GROUP, INC.
                                   26th Floor
                            2121 San Jacinto Street
                           Dallas, Texas  75201-9821
                          By Facsimile (214) 999-9348
                               or (214) 999-9323
                      Confirm by telephone (800) 992-6146

Gentlemen:

          The following limited partnership interests and assignee interests therein (the "Interests") of Arvida/JMB Partners, L.P. (the "Partnership") previously tendered to Raleigh Capital Associates, L.P. are hereby withdrawn. A failure to complete the Section "Number of Interests Tendered" shall be deemed to indicate the intent of the undersigned that all Interests tendered to Raleigh Capital Associates, L.P. are hereby withdrawn.



                                    DESCRIPTION OF INTEREST(S) WITHDRAWN AND
                                          SIGNATURES OF INTERESTHOLDERS
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
Must be signed by the person(s) who signed Raleigh's Letter of Transmittal in the same manner as the
Letter of Transmittal was signed.  See Instruction 3.
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_____________________________________________
(Print Name(s))

_____________________________________________        Number of
                                                     Units Tendered:____________

_____________________________________________        Dated:____________________
(Signature(s))

_____________________________________________
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

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
If signing as a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, please provide the following information and see
Instruction 3.
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Name(s) and
Capacity:_________________________________________________________________________________________________________

Address:__________________________________________________________________________________________________________

City, State:_________________________________________________________________________  Zip Code:__________________

Area Code and Tel. No.___________________________________

                                                 (See Instructions on third page)
                                                        SIGNATURE GUARANTEE

(To be completed only if signatures were guaranteed on original Letter of Transmittal)

Name and Address of Eligible Institution:________________________________________________________________________

_________________________________________________________________________________________________________________

Authorized Signature:____________________________________________________________________________________________

Title:___________________________________________________________________________________________________________

Name:____________________________________________________________________________       Date: _____________, 1996
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